

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Max H. Mitchell
President and Chief Executive Officer
Crane Company
100 First Stamford Place
Stamford, CT 06902

      Re: Crane Company
          Form 10-12B
          Filed December 15, 2022
          File No. 001-41570

Dear Max H. Mitchell:

      We have reviewed your letter of correspondence dated December 23, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Correspondence letter dated December 23, 2022 to Form 10-12B filed December 15, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

1.   We have reviewed your response to prior comment one. Please provide the following:
- Please expand your disclosure in the third to last paragraph on page 64 to further clarify that certain pro forma adjustments have been made to reflect the estimated expenses of certain agreements and are included within the columns of both Separation of Payment & Merchandising Technologies and Other Transaction Accounting Adjustments, if true; and
- Further expand your disclosure to state that additional pro forma adjustments may be necessary once your agreements are finalized and executed. Please disclose if you anticipate that these adjustments will be material prior to the closing of the spin-off and consider including an estimated dollar range, if possible.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins